Exhibit 23.5
24th May, 2011
Cloudary Corporation
35 Boxia Road, Pudong New Area
Shanghai 201203
People’s Republic of China
Ladies and Gentlemen:
Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, I hereby consent to the references of my name in the Registration Statement on Form F-1 (the “Registration Statement”) of Cloudary Corporation (the “Company”), and any amendments thereto, which indicate that I have accepted the appointment to become a director of the Company. I further agree that immediately upon the completion of the initial public offering of the Company’s ordinary shares in the form of American depositary shares pursuant to the Registration Statement, I will serve as a member of the board of directors of the Company.

Sincerely yours,

/s/ Jin Koh Teoh
Name:	Jin Koh Teoh